Exhibit 99.1

Execution Copy
FIRST AMENDING AGREEMENT
TO
AMENDED AND RESTATED CREDIT AGREEMENT
BETWEEN:
PRECISION DRILLING CORPORATION
(as Borrower)
‑ and ‑
THE FINANCIAL INSTITUTIONS SIGNATORY HERETO
IN THEIR CAPACITIES AS LENDERS
(as Lenders)
– and –
ROYAL BANK OF CANADA
(as Administration Agent for the Lenders)
‑ with –
RBC CAPITAL MARKETS and CREDIT SUISSE SECURITIES (USA) LLC
(as Co-Lead Arrangers and Joint Bookrunners)
‑ and –
WELLS FARGO BANK, N.A., THE TORONTO-DOMINION BANK, HSBC BANK CANADA, BANK OF AMERICA, N.A., CANADA BRANCH AND
 MORGAN STANLEY SENIOR FUNDING, INC.
 (as Co-Documentation Agents)

Dated as of January 20, 2017

8062864.4

FIRST AMENDING AGREEMENT

This First Amending Agreement is made as of January 20, 2017.

BETWEEN:
PRECISION DRILLING CORPORATION, as Borrower
AND:
EACH OF THE FINANCIAL INSTITUTIONS NAMED ON THE SIGNATURE PAGES HERETO, in their respective capacities as Lenders (hereinafter collectively referred to as the "Lenders" and individually as a "Lender")
AND:
ROYAL BANK OF CANADA, a Canadian chartered bank having its head office in the City of Toronto, Ontario, Canada, in its capacity as agent of the Lenders (the "Agent")

WHEREAS the Borrower, the Agent and the Lenders are parties to an Amended and Restated Credit Agreement made as of April 15, 2016 (the "Credit Agreement");
AND WHEREAS the Borrower wishes to terminate Wells Fargo Bank, N.A as a Fronting Lender and designate The Toronto-Dominion Bank as a Fronting Lender and the Agent has consented to each of the foregoing;
AND WHEREAS the Borrower, the Lenders and the Agent wish to amend the Credit Agreement on the terms and conditions set forth herein;
NOW THEREFORE in consideration of the mutual agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged by each of the parties hereto, the Borrower, the Lenders and the Agent agree as follows:
ARTICLE 1
 INTERPRETATION
1.1	Definitions

In this Amending Agreement and the recitals hereto, unless something in the subject matter or context is inconsistent therewith:
(a)	"Amended Credit Agreement" means the Credit Agreement as amended and supplemented by this Amending Agreement, as the same may be further amended, modified, supplemented or restated from time to time;

(b)	"Amending Agreement" means this first amending agreement and includes, for certainty, the Consent and Acknowledgement attached hereto;

(c)
"Cancellation Notice" means a written notice from the Borrower to the Agent pursuant to Section 4.4 of the Credit Agreement requesting a cancellation of U.S. $25,000,000 of the Total Commitment as of the date of this Amending Agreement; and

(d)	all capitalized terms used but not otherwise defined herein shall have the same meanings ascribed thereto in the Credit Agreement.

1.2	Headings

The headings and the Article and Section titles are inserted for convenience of reference only and shall not affect the construction or interpretation of this Amending Agreement.
1.3	References

Unless something in the subject matter or context is inconsistent therewith, all references to Articles, Sections, subsections and Schedules are to Articles, Sections, subsections and Schedules to this Amending Agreement. The words "hereto", "herein", "hereunder", "herewith" and similar expressions and the term "Agreement" mean and refer to this Amending Agreement.
1.4	Time

Unless otherwise provided herein, all references to a time in this Amending Agreement shall mean local time in Calgary, Alberta.
ARTICLE 2
 AMENDMENTS
2.1	Reduction in Commitments

In order to reflect the cancellation of the Total Commitment set forth in the Cancellation Notice:
(a)	The reference to "US $550,000,000" on the face page of the Credit Agreement is hereby deleted and replaced with "U.S. $525,000,000".

(b)	The definition of "Total Commitment" in Section 1.1 of the Credit Agreement is hereby amended by deleting the reference to "U.S. $550,000,000" and replacing it with "U.S. $525,000,000".

(c)
Schedule A to the Credit Agreement is hereby deleted in its entirety and replaced with the form of Schedule A attached hereto as Exhibit 1.  Each Lender's Commitment is hereby revised to be as set forth in replacement Schedule A.

2.2	Other Amendments

(a)	Section 1.1 of the Credit Agreement is hereby amended by:

(i)	deleting the definitions of "2019 Notes" and "2019 Note Indenture" in their entirety;

(ii)	deleting the reference to "Wells Fargo Bank, N.A" in the definition of "Fronting Lenders" and replacing it with "The Toronto-Dominion Bank";

(iii)	deleting the definition of "Equivalent Amount" and replacing it with the following:

""Equivalent Amount" in one currency (the "First Currency") of an amount in another currency (the "Other Currency") means, as of the date of determination, the amount of the First Currency which would be required to purchase such amount of the Other Currency at the Noon Rate;";
(iv)	deleting the definition of "Specified Change of Control" and replacing it with the following:

""Specified Change of Control" means a "Change of Control" (or any other defined term having a similar purpose substituted in lieu thereof) as defined in the 2020 Note Indenture, the 2021 Note Indenture, the 2023 Note Indenture or the 2024 Note Indenture or a "change of control" (or other term having a similar purpose as that used in the 2020 Note Indenture, the 2021 Note Indenture, the 2023 Note Indenture or the 2024 Note Indenture) under any other note indenture, trust indenture or other document under which any unsecured bonds, notes, debentures or other debt instruments are issued;";
(v)	deleting the reference to "the 2019 Notes," in the definition of "Specified Unsecured Debt" and inserting "the 2023 Notes," immediately after the reference to "the 2021 Notes," in such definition; and

(vi)	inserting the following new definitions where such definitions would appear alphabetically in Section 1.1 of the Credit Agreement:

""2023 Notes" means the U.S. $350,000,000 7.75% senior unsecured notes due November 4, 2023 issued by the Borrower under the 2023 Note Indenture;
"2023 Note Indenture" means the trust indenture dated as of November 4, 2016 entered into by the Borrower, as note issuer, The Bank of New York Mellon, as U.S. trustee, and Computershare Trust Company of Canada, as Canadian trustee;
"Noon Rate" means, in relation to the conversion of one currency into another currency, the spot rate of exchange for such conversion as quoted by the Bank of Canada at approximately 12:00 noon (Toronto, Ontario time) on the Business Day that such conversion is to be made (or, if such conversion is to be made before noon, then at approximately noon (Toronto, Ontario time) on the immediately preceding Business Day); provided that if such rate is no longer quoted at noon (Toronto, Ontario time), it shall mean the spot rate of exchange for such conversion as quoted by the Bank of Canada at the close of business on the Business Day that such conversion is to be made (or, if such conversion is to be made before close of business on such Business Day, then at approximately close of business on the immediately preceding Business Day), and, in either case, if no such rate is quoted, the spot rate of exchange quoted for wholesale transactions by the Agent in Toronto, Ontario on the Business Day such conversion is to be made in accordance with its normal practice;".
(b)
Section 3.4(b) of the Credit Agreement is hereby amended by deleting the reference to "U.S. $800,000,000" and replacing it with "U.S. $775,000,000 during the Covenant Relief Period and U.S. $800,000,000 thereafter".

(c)	Section 9.3(b) of the Credit Agreement is hereby deleted in its entirety and replaced with the following:

"(b)	Consolidated Interest Coverage Ratio: the Borrower shall maintain a Consolidated Interest Coverage Ratio of at least:
(i)	1.5 to 1.0 as of the last day of the period of four (4) consecutive Fiscal Quarters ending on December 31, 2016;
(ii)	1.25 to 1.0 as of the last day of any period of four (4) consecutive Fiscal Quarters ending on March 31, 2017, June 30, 2017 and September 30, 2017;
(iii)	1.5 to 1.0 as of the last day of any period of four (4) consecutive Fiscal Quarters ending on December 31, 2017 and March 31, 2018; and
(iv)	2.5 to 1.0 as of the last day of any period of four (4) consecutive Fiscal Quarters ending on or after June 30, 2018.".
2.3	Amendment Fee
The Borrower agrees to pay to the Agent on the date hereof for the benefit of each Lender which has consented to the amendments set forth herein a fee of five (5) bps on the Commitment of such Lender after giving effect to the reduction contemplated by Section 2.1(c) of this Amending Agreement.
ARTICLE 3
 REPRESENTATIONS AND WARRANTIES
3.1	Representations and Warranties

The Borrower represents and warrants to the Agent and each of the Lenders, all of which representations and warranties shall survive the execution and delivery of this Amending Agreement, that:
(a)
the representations and warranties contained in Section 2.1 of the Credit Agreement (on the basis that this Amending Agreement is a Loan Document and references to the Credit Agreement being deemed to be references to the Amended Credit Agreement), other than those stated to be made as at a specific date, are true and correct in all material respects with the same effect as if made as of the date hereof;

(b)
as at the date of this Amending Agreement, each Subsidiary which is required to be designated as a Material Subsidiary pursuant to the provisions of Section 9.1(u) of the Credit Agreement has been so designated (and for greater certainty, no Subsidiary (other than a Material Subsidiary) has, as at the date of this Amending Agreement, guaranteed the Borrower's obligations under the the 2020 Notes, the 2021 Notes, the 2023 Notes or the 2024 Notes or under any other unsecured bonds, notes, debentures or other debt instruments issued under a note indenture, trust indenture or other similar document and which constitute Specified Unsecured Debt and is included in the computation thereof), and as at the date of this Amending Agreement, the following constitute all of the Material Subsidiaries and their respective governing jurisdictions:

Governing
Name	Jurisdiction

Precision Diversified Oilfield Services Corp.	Alberta
Precision Limited Partnership	Alberta
Precision Drilling Canada Limited Partnership	Alberta
Grey Wolf International Drilling Corporation	Canada
Precision Employment Services Corp.	Alberta
Precision Drilling, Inc.	Delaware
DI Energy, Inc.	Texas
Grey Wolf International, Inc.	Texas
Precision Drilling Holdings Company	Nevada
Precision Drilling LLC	Louisiana
Precision Drilling Company, LP	Texas
Murco Drilling Corporation	Delaware
DI/Perfensa Inc.	Texas
PD Supply Inc.	Texas
Precision Drilling (US) Corporation	Texas
Precision Completion & Production Services Ltd.	Delaware
Precision Directional Services Ltd.	Alberta
Precision Directional Services, Inc.	Texas

(c)	Schedule K to the Credit Agreement is accurate in all material respects as at the date of this Amending Agreement;

(d)
as at the date of this Amending Agreement, the only Secured Documents (other than the Credit Agreement, any Lender Swaps and any Cash Management Facility Agreements) are the Operating Facility Agreements described in paragraphs (a), (b) and (c) of the definition of Operating Facilities; and

(e)
as at the date of this Amending Agreement, all Deposited Cash is held on deposit with (i) RBC, The Bank of Nova Scotia, The Toronto-Dominion Bank, Alberta Treasury Branches, Sumitomo Mitsui Banking Corporation, Canada Branch and Canadian Western Bank in Canada, (ii) Wells Fargo Bank, N.A. and ZB, N.A. dba Amegy Bank in Texas and (iii) certain Affiliates of HSBC Bank Canada in Mexico, Kuwait and United Arab Emirates.

ARTICLE 4
 CONDITIONS PRECEDENT
4.1	Conditions Precedent

The obligation of the Agent and the Lenders to give effect to the provisions of this Amending Agreement is subject to the following conditions precedent being satisfied:
(a)	not less than three Business Days' prior to the date hereof, the Agent has received the executed Cancellation Notice;

(b)	as of the date hereof, there exists no Default or Event of Default;

(c)	as of the date hereof, the representations and warranties referred to in Section 3.1 hereof are true and correct in all material respects;

(d)	the Agent has received, in form and substance satisfactory to the Agent and the Lenders, the following:

(i)	a duly executed copy of this Amending Agreement in sufficient numbers for distribution to each of the Lenders; and

(ii)	such other documents and documentation which the Agent may reasonably request;

(e)
the Borrower and the Fronting Lenders (as amended pursuant to this Amending Agreement) have entered into a written agreement in form and substance satisfactory to such Fronting Lenders respecting the Fronting Fee Rate; and

(f)	the Agent has received, for its benefit or the benefit of the Lenders, as applicable, payment from the Borrower of the amendment fee contemplated by Section 2.3.

4.2	Waiver of a Condition Precedent

The terms and conditions of Section 4.1 are inserted for the sole benefit of the Agent and the Lenders and may be waived by the Agent with the prior consent of all Lenders in whole or in part, with or without terms or conditions.
ARTICLE 5
 MISCELLANEOUS
5.1	Ratification

This Amending Agreement is supplemental to the Credit Agreement and forms part of, and has the same effect as though incorporated in, the Credit Agreement. Except as amended herein, the Credit Agreement shall remain in full force and effect and is hereby ratified and confirmed in all respects.
5.2	Further Assurances

The Borrower, the Agent and each of the Lenders shall do all such further acts and things and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this Amending Agreement.
5.3	Governing Law

This Amending Agreement is conclusively deemed to be made under, and for all purposes to be governed by and construed in accordance with, the laws of the Province of Alberta and of Canada applicable therein.
5.4	Time of Essence

Time shall be of the essence of this Amending Agreement.
5.5	Counterpart and Electronic Execution

This Amending Agreement may be executed in any number of counterparts and by different parties in separate counterparts and by facsimile or electronic signatures, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same instrument.
[Remainder of Page Intentionally Left Blank]
8062864.4

IN WITNESS WHEREOF the parties hereto have caused this Amending Agreement to be duly executed as of the date first above written.

PRECISION DRILLING CORPORATION Per: /s/ Carey Ford Name: Carey Ford Title: Senior VP and Chief Financial Officer Per: /s/ Darren Ruhr Name: Darren Ruhr Title: Senior VP, Corporate Services

[Signature Page to First Amending Agreement]

ROYAL BANK OF CANADA, as Agent Per: /s/ Yvonne Brazier Name: Yvonne Brazier Title: Manager Agency

[Signature Page to First Amending Agreement]

ROYAL BANK OF CANADA, as Lender Per: /s/ Tim VandeGriend Name: Tim VandeGriend Title: Authorized Signatory

[Signature Page to First Amending Agreement]

CREDIT SUISSE AG, TORONTO BRANCH, as Lender Per: /s/ Chris Gage Name: Chris Cage Title: Authorized Signatory Per: /s/ Syzmon Ordys Name: Syzmon Ordys Title: Authorized Signatory

[Signature Page to First Amending Agreement]

WELLS FARGO BANK, N.A., as Lender Per: /s/ Christina Faith Name: Christina Faith Title: Director

[Signature Page to First Amending Agreement]

THE TORONTO-DOMINION BANK, as Lender

Per: /s/ Kathryn Gislason
Name: Kathryn Gislason
Title: Director

Per: /s/ Loretta Palandri
Name: Loretta Palandri
Title: Associate Vice President, Commercial National Accounts

[Signature Page to First Amending Agreement]

HSBC BANK CANADA, as Lender

Per: /s/ Dieter Stefely
Name: Dieter Stefely
Title: Director, Banking, HSBC Bank Canada, Signature #048455(A)

Per: /s/ Adam Lamb
Name: Adam Lamb
Title: Vice President, Global Banking

[Signature Page to First Amending Agreement]

BANK OF AMERICA, N.A., CANADA BRANCH, as Lender Per: /s/ Marc Ahlers Name: Marc Ahlers Title: Vice President

[Signature Page to First Amending Agreement]

MORGAN STANLEY BANK, N.A., as Lender Per: /s/ Dmitriy Barskiy Name: Dmitriy Barskiy Title: Authorized Signatory

[Signature Page to First Amending Agreement]

FÉDÉRATION DES CAISSES DESJARDINS DU QUÉBEC, as Lender Per: /s/ Oliver Sumugod Name: Oliver Sumugod Title: Director Per: /s/ Matt van Remmen Name: Matt van Remmen Title: Managing Director

[Signature Page to First Amending Agreement]

THE BANK OF NOVA SCOTIA, as Lender Per: /s/ Albert Kwan Name: Albert Kwan Title: Director Per: /s/ Michael Linder Name: Michael Linder Title: Director

[Signature Page to First Amending Agreement]

ALBERTA TREASURY BRANCHES, as Lender Per: /s/ Tyler Malden Name: Tyler Malden Title: Director, Energy Per: /s/ Chris Dumont Name: Chris Dumont Title: Associate Director

[Signature Page to First Amending Agreement]

SUMITOMO MITSUI BANKING CORPORATION, CANADA BRANCH, as Lender Per: /s/ Alfred Lee Name: Alfred Lee Title: Managing Director

[Signature Page to First Amending Agreement]

CANADIAN WESTERN BANK, as Lender

Per: /s/ Erin Depoe
Name: Erin Depoe
Title: AVP, Energy Lending

Per: /s/ Brett Robertson
Name: Brett Robertson
Title: Senior Account Manager,  Energy & Corporate Banking

[Signature Page to First Amending Agreement]

EXPORT DEVELOPMENT CANADA, as Lender Per: /s/ Vivianne Bouchard Name: Vivianne Bouchard Title: Sr. Asset Manager Per: /s/ Trevor Mulligan Name: Trevor Mulligan Title: Asset Manager

[Signature Page to First Amending Agreement]

ZB, N.A. dba AMEGY BANK, as Lender Per: /s/ Rachel Pletcher Name: Rachel Pletcher Title: Vice President

[Signature Page to First Amending Agreement]

CONSENT AND ACKNOWLEDGEMENT
The undersigned hereby consent to the terms of the above Amending Agreement and the transactions contemplated thereby and confirm that the Loan Party Guarantee and Security granted by each of the undersigned remain in full force and effect. Without limiting the generality of the foregoing, the undersigned acknowledge that the "Guarantor Obligations" referred to in the Loan Party Guarantee and the "Secured Obligations" referred to in the Security include, without limitation, all obligations of the Borrower under the Amended Credit Agreement (or, as applicable, the Loan Party Guarantee in respect thereof).
Dated as of the date first written above.
PRECISION DRILLING CORPORATION		PRECISION DIVERSIFIED OILFIELD SERVICES CORP.
Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
	Name: Darren Ruhr Title: Senior VP, Corporate Services		Name: Darren Ruhr Title: Senior VP, Corporate Services

PRECISION LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.		PRECISION DRILLING CANADA LIMITED PARTNERSHIP, by its General Partner PRECISION DIVERSIFIED OILFIELD SERVICES CORP.
Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
	Name: Darren Ruhr Title: Senior VP, Corporate Services		Name: Darren Ruhr Title: Senior VP, Corporate Services

GREY WOLF INTERNATIONAL DRILLING CORPORATION		PRECISION EMPLOYMENT SERVICES CORP.
Per:	/s/ Darren Ruhr	Per:	/s/ Darren Ruhr
	Name: Darren Ruhr Title: Senior VP, Corporate Services		Name: Darren Ruhr Title: Senior VP, Corporate Services

PRECISION DIRECTIONAL SERVICES LTD.
Per:	/s/ Darren Ruhr
Name: Darren Ruhr Title: Senior VP, Corporate Services

PRECISION DRILLING, INC.		DI ENERGY, INC.
Per:	/s/ Wane Stickland	Per:	/s/ Brad Lindemann
	Name: Wane Stickland Title: Director		Name: Brad Lindemann Title: Vice President

GREY WOLF INTERNATIONAL, INC.		PRECISION DRILLING HOLDINGS COMPANY
Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
	Name: Wane Stickland Title: Director		Name: Wane Stickland Title: Director

PRECISION DRILLING LLC		PRECISION DRILLING COMPANY, LP by its General Partner PRECISION DRILLING HOLDINGS COMPANY
Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
	Name: Wane Stickland Title: Director		Name: Wane Stickland Title: Director

MURCO DRILLING CORPORATION		DI/PERFENSA INC.
Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
	Name: Wane Stickland Title: Director		Name: Wane Stickland Title: Director

PD SUPPLY INC.		PRECISION DRILLING (US) CORPORATION
Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
	Name: Wane Stickland Title: Director		Name: Wane Stickland Title: Director

PRECISION COMPLETION & PRODUCTION SERVICES LTD.		PRECISION DIRECTIONAL SERVICES, INC.
Per:	/s/ Wane Stickland	Per:	/s/ Wane Stickland
	Name: Wane Stickland Title: Director		Name: Wane Stickland Title: Director

[Signature Page to First Amending Agreement]

EXHIBIT 1 TO THE FIRST AMENDING AGREEMENT
 DATED AS OF JANUARY 20, 2017
Schedule A to the Amended and Restated Credit Agreement dated as of April 15, 2016 between Precision Drilling Corporation, as Borrower, and a syndicate of Lenders with Royal Bank of Canada, as Agent

COMMITMENTS AND ADDRESSES
Lender	FRONTED LC COMMITMENT	COMMITMENT

Royal Bank of Canada Suite 3900, 888 – 3rd Street S.W. Calgary, Alberta T2P 5C5 Attention: Director Fax No.: (403) 292-3234	U.S. $56,666,667	U.S. $56,538,461.54
Credit Suisse AG, Toronto Branch 1 First Canadian Place, Suite 2900 P.O. Box 301 Toronto Ontario M5X 1C9 Attention: Director Fax No.: (416) 352-4576	U.S. $56,666,667 for Letters of Credit other than documentary letters of credit Nil for Letters of Credit constituting documentary letters of credit.	U.S. $56,538,461.54
Wells Fargo Bank, N.A. 9th Floor, 1000 Louisiana Street Houston, Texas 77002 Attention: Manager Fax No.: (713) 739-1087	Nil	U.S. $40,384,615.39
The Toronto-Dominion Bank 1100, 421 – 7th Avenue SW Calgary, Alberta T2P 4K9 Attention: Director Fax No.: (403) 292-1317	U.S. $56,666,666	U.S. $40,384,615.39

8062864.4

Lender	FRONTED LC COMMITMENT	COMMITMENT

HSBC Bank Canada 8th Floor, 407 – 8th Avenue S.W. Calgary, Alberta T2P 1E5 Attention: Corporate & Institutional Banking Fax No.: (403) 693-8616	Nil	U.S. $40,384,615.39
Bank of America, N.A., Canada Branch 2620, 255 – 5th Avenue S.W. Calgary, Alberta T2P 3G6 Attention: Senior Vice President Fax No.: (403) 237-7372	Nil	U.S. $40,384,615.39
Morgan Stanley Bank, N.A. One Utah Center 201 South Main Street, 5th Floor Salt Lake City, Utah 84111 Attention: Documentation Team Fax No.: (718) 233-0967	Nil	U.S. $40,384,615.39
Fédération des caisses Desjardins du Québec 1170, Rue Peel, Bureau 600 Montréal, Québec H3B 0B1 Attention: Senior Manager/Vice-President Fax No.: (403) 532-6641	Nil	U.S. $33,923,076.92
The Bank of Nova Scotia 2000, 700 – 2nd Street S.W. Calgary, Alberta T2P 2W1 Attention: Director Fax No.: (403) 221-6497	U.S. $30,000,000	U.S. $33,923,076.92

8062864.4

Lender	FRONTED LC COMMITMENT	COMMITMENT

Alberta Treasury Branches 600, 585 – 8th Avenue S.W. Calgary, Alberta T2P 1G1 Attention: Director, Energy Fax No.: (403) 974-5784	Nil	U.S. $33,923,076.92
Sumitomo Mitsui Banking Corporation, Canada Branch
Suite 1400, Ernst & Young Tower,
Toronto-Dominion Centre, P.O. Box 172,
222 Bay Street
Toronto Ontario
 M5K 1H6

Attention:  Managing Director
Fax No.:  (416) 367-3565

	Nil	U.S. $30,692,307.69
Canadian Western Bank 606 – 4th Street S.W. Calgary, Alberta T2P 1T1 Attention: Energy & Corporate Banking Fax No.: (403) 264-1619	Nil	U.S. $30,692,307.69
Export Development Canada
151 Slater Street
Ottawa, Ontario
K1A 1K3

For Administrative matters:
Attention:  Loan Services
Fax No.:  (613) 598-2514
For credit related matters:
Attention:  Asset Management
Fax No.:  (613) 598-3186

	Nil	U.S. $30,692,307.69

8062864.4

Lender	FRONTED LC COMMITMENT	COMMITMENT

ZB, N.A. dba Amegy Bank 400, 4400 Post Oak Pkwy Houston, Texas 77027 Attention: Vice President Fax No.: (713) 693-7560	Nil	U.S. $16,153,846.14
Total	U.S. $200,000,000	U.S. $525,000,000.00

8062864.4